Exhibit 99.1

Sogou Announces Fourth Quarter and Full Year 2020 Results

BEIJING, China, February 4, 2021 — Sogou Inc. (NYSE: SOGO) (“Sogou” or the “Company”), an innovator in search and a leader in China’s internet industry, today announced its unaudited financial results for the fourth quarter and full year, ended December 31, 2020.

Fourth Quarter 2020 Financial Results

Total revenues1 were $189.5 million, a 37% decrease year-over-year. The decrease was primarily driven by uncertainties with respect to Sogou’s business policies among certain advertisers as a result of the previously-announced proposal by Tencent Holdings Limited (“Tencent”) to take Sogou private, as well as reduced traffic acquisition activity.

•                      Search and search-related revenues were $166.7 million, a 39% decrease year-over-year. Auction-based pay-for-click services decreased year-over-year, accounting for 84.0% of search and search-related revenues, compared to 88.2% in the corresponding period in 2019.

•                      Other revenues were $22.8 million, a 14% decrease year-over-year. The decrease was primarily due to decreased revenues from non-core businesses.

Cost of revenues was $151.2 million, a 10% decrease year-over-year. Traffic acquisition cost, a primary driver of cost of revenues, was $115.5 million, a 10% decrease year-over-year, representing 60.9% of total revenues, compared to 42.8% in the corresponding period in 2019. The decrease in traffic acquisition costs was driven by decreased traffic acquisition from third parties.

Gross profit and non-GAAP2 gross profit were both $38.3 million, a 71% decrease year-over-year for both.

Total operating expenses were $64.4 million, a 32% decrease year-over-year.

•                      Research and development expenses were $51.0 million, a 5% increase year-over-year, representing 26.9% of total revenues, compared to 16.2% in the corresponding period in 2019. The increase was primarily attributable to an increase in professional fees.

•                      Sales and marketing expenses were $14.1 million, a 60% decrease year-over-year, representing 7.4% of total revenues, compared to 11.6% in the corresponding period in 2019. The decrease was primarily due to a decrease in advertising and promotion expenses.

•                      General and administrative expenses were negative $0.7 million, compared to $11.3 million in the corresponding period in 2019. The decrease was primarily due to a reversal of allowance for credit losses in relation to non-core businesses.

Operating loss was $26.1 million, compared to operating income of $37.4 million in the corresponding period in 2019. Non-GAAP operating loss was $24.8 million, compared to operating income of $41.5 million in the corresponding period in 2019.

Other income, net was $7.3 million, compared to $0.5 million in the corresponding period in 2019. The increase was primarily due to an impairment loss recognized on certain equity investments of the Company in the corresponding period in 2019.

Income tax expense was $2.9 million, compared to $2.0 million in the corresponding period of 2019.

Net loss attributable to Sogou Inc. was $26.2 million, compared to net income of $35.0 million in the corresponding period in 2019. Non-GAAP net loss attributable to Sogou Inc. was $24.9 million, compared to net income of $39.0 million in the corresponding period in 2019.

GAAP basic and diluted loss per ADS was $0.07. Non-GAAP basic and diluted loss per ADS was $0.06.

As of December 31, 2020, the Company had cash and cash equivalents and short-term investments of $1.1 billion. Net operating cash outflow for the fourth quarter of 2020 was $32.2 million. Capital expenditures for the fourth quarter of 2020 were $0.3 million.

Full Year 2020 Financial Results

Total revenues were $924.7 million, a 21% decrease from 2019.

•                      Search and search-related revenues were $837.4 million, a 22% decrease from 2019. The decrease was primarily due to a decline in auction-based pay-for-click services. Auction-based pay-for-click services accounted for 86.8% of search and search-related revenues, compared to 88.1% in 2019.

•                      Other revenues were $87.2 million, a 12% decrease from 2019.

Cost of revenues was $734.1 million, a 1% decrease from 2019. Traffic acquisition cost, a primary driver of cost of revenues, was $578.5 million, a 3% increase from 2019, representing 62.6% of total revenues, compared to 48.0% in 2019.

Gross profit was $190.6 million, a 56% decrease from 2019. Non-GAAP gross profit was $190.8 million, a 56% decrease from 2019.

Total operating expenses were $330.7 million, a 10% decrease from 2019.

•                      Research and development expenses were $197.2 million, a 4% increase from 2019, representing 21.3% of total revenues, compared to 16.2% in 2019.

•                      Sales and marketing expenses were $103.2 million, a 25% decrease from 2019, representing 11.2% of total revenues, compared to 11.8% in 2019.

•                      General and administrative expenses were $30.4 million, a 25% decrease from 2019, representing 3.3% of total revenues, compared to 3.5% in 2019.

Operating loss was $140.2 million, compared to operating income of $64.4 million in 2019. Non-GAAP operating loss was $131.2 million, compared to operating income of $80.3 million in 2019.

Other income, net was $38.6 million, compared to $21.1 million in 2019.

Income tax expense was $2.3 million, compared to $2.7 million in 2019.

Net loss attributable to Sogou Inc. was $108.2 million, compared to net income of $89.1 million in 2019. Non-GAAP net loss attributable to Sogou Inc. was $99.3 million, compared to net income of $105.0 million in 2019.

Basic and diluted loss per ADS was $0.28. Non-GAAP basic and diluted loss per ADS was $0.26.

1On a constant currency (non-GAAP) basis, if the exchange rate in the fourth quarter of 2020 had been the same as it was in the fourth quarter of 2019, or RMB 7.03=$1.00, total revenues in the fourth quarter of 2020 would have been $178.6 million, or $10.9 million less than GAAP total revenues, and down 41% year-over-year.

2 Non-GAAP results exclude share-based compensation expense. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Recent Development

On September 29, 2020, the Company announced that it had entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with THL A21 Limited (“THL”), TitanSupernova Limited (“Parent”), and Tencent Mobility Limited, each of which is a direct or indirect wholly-owned subsidiary of Tencent, which contemplates that Parent will be merged with and into Sogou in an all-cash transaction (the “Merger”), and Sogou will become a wholly-owned indirect subsidiary of Tencent.

Upon the effectiveness of the Merger, if it is completed, outstanding Class A ordinary shares of the Company (each a “Class A Ordinary Share”), including Class A Ordinary Shares represented by American depositary shares (“ADSs”), other than Excluded Shares (as defined in the Merger Agreement) and ADSs representing Excluded Shares, will be cancelled in exchange for the right of the holders thereof to receive $9.00 in cash per share or ADS.

On or about the same time as the Company entered into the Merger Agreement, Sohu.com Limited (“Sohu”) (NASDAQ: SOHU), which is currently the Company’s indirect controlling shareholder through Sohu’s wholly-owned subsidiary Sohu.com (Search) Limited (“Sohu Search”), and Sohu Search entered into a share purchase agreement with Parent, pursuant to which Sohu Search agreed to sell all of the Class A Ordinary Shares and Class B ordinary shares of the Company (each a “Class B Ordinary Share”) owned by it to Parent (the “Share Purchase”). Also on or about the same time, THL and Parent entered into a contribution agreement, pursuant to which THL agreed to contribute all of the Class B Ordinary Shares of the Company owned by it to Parent (the “Share Contribution”).  Each of the closing of the Share Purchase and the closing of the Share Contribution is expected to take place shortly prior to the completion of the Merger.

Following the completion of the Share Purchase and the Share Contribution, Parent will hold not less than 90% of the voting power represented by all issued and outstanding shares of the Company. Accordingly, it is intended that the Merger will be in the form of a short-form merger of Parent with and into the Company in accordance with section 233(7) of the Companies Act of the Cayman Islands, and shareholder approval of the Merger Agreement and the Merger will not be required.

If completed, the Merger will result in the Company becoming a privately-held indirect wholly-owned subsidiary of Tencent, the Company’s ADSs will no longer be listed on the New York Stock Exchange, and the ADS program will be terminated.

The Company does not undertake any obligation to provide any updates with respect to the Merger, the Share Purchase, or any other transaction, except as required under applicable law.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), Sogou’s management uses non-GAAP measures of gross profit, gross margin, and net income that are adjusted from results based on GAAP to exclude the impact of share-based awards. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sogou’s management believes that excluding share-based compensation expense is useful for management’s internal operating purposes and for investors. The amount of share-based compensation expense cannot be anticipated by management, and this is not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Sogou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense does not involve subsequent cash outflow, Sogou does not factor in this expense when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the Company’s monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on these non-GAAP financial measures that exclude share-based compensation expense.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sogou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, gross margin, and net income measures that exclude share-based compensation expense is that share-based compensation expense has been and is likely to continue to be a significant recurring expense in the Company’s business. In order to mitigate these limitations, the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Safe Harbor Statement

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about Sogou’s and Sogou management’s beliefs and expectations and statements about the Merger, are forward-looking statements. Any such statements are based on current plans, estimates, and projections, which involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, intense competition in the market for search and search-related services; our need to continually innovate and adapt in order to grow our business; our reliance on Tencent platforms for a significant portion of our user traffic; uncertainty regarding the extent and reach of PRC governmental regulation of sponsored search; the effects of the worldwide COVID-19 pandemic on the economy in China generally and on our business in particular; other risks discussed in Sogou’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission on April 21, 2020, and other documents Sogou files with or submits to the Securities and Exchange Commission; and the possibility that the Merger will not occur as planned if events arise that result in the termination of the Merger Agreement, or if one or more of the various closing conditions to the Merger are not satisfied or waived, and other risks and uncertainties regarding the Merger Agreement and the Merger that are discussed in the transaction statement on Schedule 13E-3 in connection with the Merger filed with the SEC on December 1, 2020.

About Sogou

Sogou Inc. (NYSE: SOGO) is an innovator in search and a leader in China’s internet industry. With a mission to make it easy to communicate and get information, Sogou has grown to become the second-largest search engine by mobile queries and the fourth largest internet company by MAU in China. Sogou has a wide range of innovative products and services, including the Sogou Input Method, which is the largest Chinese language input software for both mobile and PC. Sogou is also at the forefront of AI development and has made significant breakthroughs in voice and image technologies, machine translation, and Q&A, which have been successfully integrated into our products and services.

For investor enquiries, please contact:

Jessie Zheng

Sogou Investor Relations

Tel: +86 10 5689 8068

Email: ir@sogou-inc.com

For media enquiries, please contact:

Serena Liu

Sogou Public Relations

Tel: +86 10 5689 9999 (61958)

Email: press@sogou-inc.com

SOGOU INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended			Twelve Months Ended
	Dec. 31, 2020	Sep. 30, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019
Revenues:

Search and search-related advertising revenues	$166,733	$192,487	$274,610	$837,432	$1,073,173
Other revenues	22,797	24,180	26,413	87,232	99,079
Total revenues	189,530	216,667	301,023	924,664	1,172,252
Cost of revenues (1)	151,216	168,896	168,657	734,075	738,454
Gross profit	38,314	47,771	132,366	190,589	433,798
Operating expenses:
Research and development (1)	50,991	50,479	48,725	197,176	190,402
Sales and marketing (1)	14,058	28,518	34,926	103,154	138,291
General and administrative (1)	(682)	14,421	11,300	30,418	40,670
Total operating expenses	64,367	93,418	94,951	330,748	369,363
Operating (loss)/income	(26,053)	(45,647)	37,415	(140,159)	64,435
Interest income	506	744	540	2,807	4,443
Foreign currency exchange (loss)/gain (2)	(5,021)	(4,387)	(1,540)	(7,767)	1,849
Other income, net	7,255	8,624	527	38,633	21,126
(loss)/Income before income tax expenses	(23,313)	(40,666)	36,942	(106,486)	91,853
Income tax expense	2,936	1,515	1,953	2,346	2,748
Net (loss)/income	(26,249)	(42,181)	34,989	(108,832)	89,105
Less: Net loss attributable to noncontrolling interest shareholders	(60)	(225)	—	(611)	—
Net (loss)/income attributable to Sogou Inc.	$(26,189)	$(41,956)	$34,989	$(108,221)	$89,105
Net (loss)/income per share/ADS
Basic	$(0.07)	$(0.11)	$0.09	$(0.28)	$0.23
Diluted	$(0.07)	$(0.11)	$0.09	$(0.28)	$0.23
Weighted average number of shares/ADSs outstanding
Basic	386,687	383,563	385,586	385,365	389,797
Diluted	386,687	383,563	391,356	385,365	395,233

(1) Share-based compensation expense included in:
Cost of revenues	$22	$36	$255	$180	$473
Research and development	521	3,051	2,602	6,280	10,697
Sales and marketing	452	780	797	1,555	3,726
General and administrative	261	421	383	920	1,005
	$1,256	$4,288	$4,037	$8,935	$15,901

(2) Foreign currency exchange (loss)/gain, mainly arising from our cross-border RMB-denominated intragroup loans, is a result of appreciation or depreciation, respectively, of the RMB.

SOGOU INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Dec. 31, 2020	As of Dec. 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$287,185	$142,464
Short-term investments	774,618	995,350
Restricted cash	23,018	5,370
Account and financing receivables, net	71,186	131,813
Prepaid and other current assets	28,947	26,888
Due from related parties	2,471	$2,837
Total current assets	1,187,425	1,304,722
Long-term investments, net	74,004	$63,345
Fixed assets, net	76,851	110,006
Goodwill	6,527	5,534
Intangible assets, net	1,226	1,514
Deferred tax assets, net	13,249	16,306
Other assets	35,850	$20,975
Total assets	$1,395,132	1,522,402
LIABILITIES
Current liabilities:
Accounts payable	$106,889	$111,587
Accrued and other short-term liabilities	118,442	150,275
Receipts in advance	64,414	67,902
Accrued salary and benefits	25,350	24,167
Taxes payable	64,082	76,688
Due to related parties	27,102	22,594
Total current liabilities	406,279	453,213
Long-term liabilities	10,721	5,686
Total liabilities	$417,000	$458,899

SHAREHOLDERS’ EQUITY
Sogou Inc. shareholders’ equity	978,132	1,063,503
Total shareholders’ equity	978,132	1,063,503
Total liabilities and shareholders’ equity	$1,395,132	1,522,402

SOGOU INC.

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Dec. 31, 2020			Three Months Ended Sep. 30, 2020			Three Months Ended Dec 31, 2019
	GAAP	Non-GAAP Adjustments(1)	Non-GAAP	GAAP	Non-GAAP Adjustments(1)	Non-GAAP	GAAP	Non-GAAP Adjustments(1)	Non-GAAP
Gross profit	$38,314	$22	$38,336	$47,771	$36	$47,807	$132,366	$255	$132,621
Gross margin	20%		20%	22%		22%	44%		44%

Operating expenses	$64,367	$(1,234)	$63,133	$93,418	$(4,252)	$89,166	$94,951	$(3,782)	$91,169

Operating (loss)/income	$(26,053)	$1,256	$(24,797)	$(45,647)	$4,288	$(41,359)	$37,415	$4,037	$41,452
Operating margin	-14%		-13%	-21%		-19%	12%		14%

Income tax expense	$2,936	$—	$2,936	$1,515	$—	$1,515	$1,953	$—	$1,953

Net (loss)/income before non-controlling interest	$(26,249)	$1,256	$(24,993)	$(42,181)	$4,288	$(37,893)	$34,989	$4,037	$39,026
Net (loss)/income attributable to Sogou Inc.	$(26,189)	$1,256	$(24,933)	$(41,956)	$4,288	$(37,668)	$34,989	$4,037	$39,026
Net margin attributable to Sogou Inc.	-14%		-13%	-19%		-17%	12%		13%

(1) To exclude share-based compensation expense. This non-GAAP adjustment does not have an impact on income tax expense.

SOGOU INC.

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Twelve Months Ended Dec. 31, 2020			Twelve Months Ended Dec. 31, 2019
		Non-GAAP			Non-GAAP
	GAAP	Adjustments(1)	Non-GAAP	GAAP	Adjustments(1)	Non-GAAP
Gross profit	$190,589	$180	$190,769	$433,798	$473	$434,271
Gross margin	21%		21%	37%		37%

Operating expenses	$330,748	$(8,755)	$321,993	$369,363	$(15,428)	$353,935

Operating (loss)/income	$(140,159)	$8,935	$(131,224)	$64,435	$15,901	$80,336
Operating margin	-15%		-14%	5%		7%

Income tax expense	$2,346	$—	$2,346	$2,748	$—	$2,748

Net (loss)/income before non-controlling interest	$(108,832)	$8,935	$(99,897)	$89,105	$15,901	$105,006
Net (loss)/income attributable to Sogou Inc.	$(108,221)	$8,935	$(99,286)	$89,105	$15,901	$105,006
Net margin attributable to Sogou Inc.	-12%		-11%	8%		9%

(1) To exclude share-based compensation expense. This non-GAAP adjustment does not have an impact on income tax expense.